

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

January 30, 2018

Dr. Jin Huang
President and Chief Executive Officer
Ambow Education Holding Ltd.
12th Floor, Tower 1, Financial Street
Chang'an Center, Shijingshan District
Beijing 100043
People's Republic of China

Re: Ambow Education Holding Ltd.
Amendment No. 4 to Registration Statement on Form F-1
Filed January 22, 2018
File No. 333-220207

Dear Dr. Huang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 12, 2018 letter.

Financial Statements

9. Loan Receivable, page F-68
12. Short-Term Borrowing From Third Party, page F-69

1. It remains unclear to us from your response to comment 3 why you loaned RMB 42.7 million to an independent third party, Suzhou Zhixinlirenn, on an interest free basis on an *expectation* that you would be repaid *if* you repaid a loan to another independent third party, Sino Accord, absent a contractual or ownership relationship between borrower Suzhou Zhixinliren and lender Sino Accord. We continue to note from your earlier

response dated January 5, 2018 that the third party lender and the third party borrower were willing to enter into these parallel lending/borrowing transactions because of their bilateral *business relationships*. As previously requested please clarify for us the relationships, between Suzhou Zhixinliren, your borrower, and Sino Accord, your lender. In this regard:

- Describe for us such agreements, understandings and contractual terms between Suzhou Zhixinliren and Sino Accord upon which the collateral is provided and the borrowing and lending entered into,
- Describe for us what recourse and collateral you have available and plan to use if Suzhou Zhixinliren were not to repay you upon your repayment of your $6.0 million obligation to Sino Accord,
- Tell us how you plan to fund the repayment of your $6.0 million US currency obligation to Sino Accord and whether or not proceeds from the offering will be used, and
- Tell us your consideration of whether or not these parallel transactions should be accounted for, in substance, as a purchase of $6.0 million of US currency, then valued at RMB 39.8 million, for RMB 42.7 million of Chinese currency, with the difference between the value of RMB 39.8 received and the RMB 42.7 million paid accounted as a period cost charged against results of operations when the transactions were entered into.

2.   Further, please revise both your Risk Factors and Management's Discussion and Analysis to discuss the increasingly stringent review and approval of foreign currency denominated borrowings by SAFE, as referenced in your response. Please discuss how this has impacted, and potentially could impact, your ability to have adequate U.S. Dollars for operational needs. Discuss the extent to which you intend to rely upon these types of arrangements in the future. For context, discuss the extent to which you will require U.S. Dollars, such as in connection with the operations of Bay State College. Discuss the risks attendant upon entering into these lending and borrowing transactions with third parties.

18. Disposal of Subsidiaries, page F-72

3.   We note from your response to comment 2 that Ambow Online had no business operations for over three years at the time it was sold. We also note your response to prior comment 5 in your response letter dated December 28, 2017 that you and the third party buyer mutually agreed to transfer the receivables amounting to RMB 33.6 million as part of the assets of Ambow Online, as the third party buyer believed they could collect those receivables. Please respond to the following:

- Clarify the business purpose of this transaction and how you entered into negotiations for this transaction with the third party buyer. As part of your response, please tell us whether other parties were also interested in acquiring Ambow Online.
- Tell us the nature of the buyer's business operations.

- In light of the fact that Ambow Online had not conducted any substantial operations since 2013, please clarify for us the third party buyer's primary interest in Ambow Online. For example, it appears from your December 28, 2017 response letter that the primary assets held by Ambow Online at the time of sale was a RMB 137.5 million receivable from Ambow Group, receivables of RMB 33.6 million, and RMB 23.9 million of other assets. Please tell us the nature of the other assets, and clarify whether the receivables were the primary focus of the third party buyer. If so, clarify why the transaction was structured as a sale of Ambow Online, rather than just the receivables.
- Describe for us the negotiations you had with the third party buyer regarding these receivables. As part of your response, please tell us your understanding as to why the third party buyer believed it could collect 100% of these receivables given the passage of time and long inactive status of your collection efforts;
- Tell us the exact nature and amounts of the several types of the RMB 33.6 million receivables sold, including the types of borrowers (retail versus commercial borrowers), geographical location of the borrowers, origination dates, average receivable amount and repayment terms of these receivables.
- In your December 28, 2017 response, you indicated that you recorded a net payable amounting to RMB 137.5 million due to Ambow Online. Please tell us the repayment terms for this obligation.
- Describe for us the origins of the RMB 123.5 million income tax payable of Ambow Online and explain why it has remained outstanding given that Ambow Online's operations effectively ceased in 2013. As part of your response, please describe when the amounts are expected to be paid and whether you have any further exposure to the tax liability if the ultimate settlement amount is higher than the RMB 123.5 million.
- In light of the fact that the third party buyer acquired all of the assets and liabilities of Ambow Online, as opposed to only acquiring the receivables, please tell us why you believe it is appropriate to simply record the recovery of the receivables, as opposed to reflect the full substance of what occurred, which is a sale of all of the assets and liabilities of Ambow Online.

Exhibit 5.1, Legal Opinion

4.   We note your response to prior comment 4 and the removal of the third assumption of counsel's opinion; however, counsel's explanation of the meaning of "non-assessable" in paragraph 3 of its opinion still does not correspond to the meaning of that term under U.S. law as it does not address the company's creditors. Please refer to Sections II.B.1.a and II.B.1.c. of Staff Legal Bulletin No. 19 (CF). As counsel cannot opine that the shares being registered are non-assessable based upon the meaning of that term under U.S. law, please have counsel revise its opinion to reflect that fact, as previously requested. Also as previously requested, please revise to provide disclosure in the prospectus that explains the potential assessability of the shares being offered.

        You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at 202-551-3415, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        /s/ Kathleen Krebs, for

                                        Larry Spirgel
                                        Assistant Director
                                        AD Office 11 – Telecommunications

cc: Mitchell S. Nussbaum, Esq.
        Loeb & Loeb LLP